WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348

July 16, 2012

Erin E. Martin, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Taylor Consulting, Inc. Registration Statement on Form S-1 Amendment No. 1. File No. 333-181226

Dear Ms. Martin,

We have filed on EDGAR the above Amendment No. 1 and the related response table set forth below.

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	We do not intend to use any graphics, maps, photographs and related captions or other artwork including logos in the prospectus.
2 .	We have added the requested disclosure concerning EGC on or in: • Cover Page • Summary • Risk Factors • Management’s Discussion and Analysis of Financial Condition and Results of Operations.
3 .
The Company is not a blank check company as defined in Rule 419.

As noted by the staff in its comment letter, section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

As noted by the staff, the Company is in fact a development stage company with the principal business objective of providing basketball sports consultation services.  However, this fact alone indicates that the Company has a specific business plan and thus is not subject to Rule 419.

It is true that our disclosure shows that we had limited assets regarding the Company’s proposed business.  However, it is no surprise that we have limited assets; this is not an asset intensive business.  As to generating revenues, for an early stage company, we have in fact generated significant revenues.  As of June 30, 2012, we have generated $34,319 of revenue and $2,610 of accounts receivable in executing our business plan.  It is significant that unlike many early stage companies that file registration statements with the SEC that haven’t even generated any revenues and yet are not deemed blank check companies under Rule 419, our Company has actually started its business and generated revenues in executing its business plan.

Further, this is not an early stage company where management has no experience in the business that is the Company’s valid business plan.  On the contrary, as noted in managements’ resumes in the registration statement, both members of management have significant experience in the business of providing basketball sports consultation services.  It is this substantial experience which allowed the Company to begin implementing its business plan, conducting significant operations and generating revenues very early in its development.

Although it is true that we are not raising any funds in this offering, it is not true that we have no specific plans to obtain financing. As noted in the registration statement:

As of June 30, 2012, we had approximately $71,236 in cash in the bank.  We anticipate that we will incur certain costs irrespective of our operational and business development activities, including bank service fees and those costs associated with SEC requirements associated with going and staying public, estimated to be approximately $60,000 in connection with this registration statement and thereafter $40,000 annually.  We anticipate that we would incur a minimum of $48,000 in operational expenses during the next 12 months if we continue to implement our business plan at its current level, comprised of expenses related to continuing to hold and participate in similar events at the same rate as currently.

Accordingly, we estimate our total need for funds for operations at our current level, including all expense of going and staying public and continuing operations at their current level in the next 12 months is $108,000.  Thus, we anticipate an average monthly burn rate of no more than $9,000 during the next 12 months to maintain operations at their current levels as well as pay costs associated with going and staying public.  We believe that our current cash resources plus anticipated revenues during the next 12 months will be sufficient to meet these requirements.  However, on April 1, 2012, we entered into a Funding Agreement with Dave Taylor, our president and Director to provide operational and going and staying public funding for us in such amounts as are required to meet these needs so that we can meet these needs during the next 12 months if we do not generate sufficient cash flow in addition to our cash on hand to fund these operations.

The Company does in fact have financing in place to fund these expenses and continue to implement its business plan by continuing operations at their current levels.  Thus, the following asserting in the comment letter is not accurate:  “It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position.”  The Company has demonstrated not only that it has the ability to but in fact has actually implemented its business plan based upon its current cash position, revenue generation and financing available.

The staff further commented that the company lacks a specific plan of operations for the next twelve months.  This is not accurate.  We intend to continue implementing our business plan as we have in the past and have demonstrated that we can actually take the actions needed to implement our business plan at its current level and continue generating revenues in implementing our existing business plan in the foreseeable future.

Nonetheless, in response to this comment, we have revised the registration statement to indicate what the Company would do during the next 12 months if it secured an additional $150,000 in funds, either through operations or external financing in addition to the Funding Agreement.  We have added the following:

During the next 12 months, we anticipate engaging in the following activities to support the implementation of our business plan at the maximum optimal level, although we may vary our plans depending upon operational conditions and available funding:

SUPPLEMENTAL ACTIONS	COST
Hire a promotional/advertising company to expand our reach domestically and internationally. They would get our name out to more coaches, design and provide official company clothing attire, table banners, tables, tents, pamphlets and similar products	$20,000
Contract a webmaster to maximize website optimization and perform daily updates. Add features to include newsletters, blog, videos. Quicker site loading. Will also utilize search engine optimization. Will interconnect and manage all social media to include: LinkedIn, Twitter, Facebook, Youtube, Tubmlr to spruce up the website and maintain it daily.	$15,000
Travel on road shows both domestically and internationally to promote our business. Network at major sporting events where we could advertise our services such as NBA finals, NCAA final 4, AAU nationals for all levels.	$30,000
Hire additional staff to work our events in order to have concurring events.	$10,000
Hire two additional coaches to consult and carry out our mission	$40,000
Purchase additional basketball training equipment to use for consulting jobs. Also purchase coaching videos to build company media library.	$5,000
Lease office space and upgrade office. Better phones, computers, iPads, video recording equipment, televisions we could travel with, desks, fax machine, office furniture,	$20,000
Open online store to sell our products: Gear w/ our logo on it, instructional videos for all levels (beginner to expert) of players and coaches.	$10,000

It is important to note, however, that this is what the Company would like to do to expand and develop its business faster than it is currently able to do with existing cash resources.  It does not indicate the Company cannot implement its business plan without this financing as that would not be true.  It only says, as pointed out in the added disclosure throughout the filing:

We estimate that we will need up to an additional $150,000 to support the implementation of our business plan at the maximum optimal level as described in the table above.  If we do not generate sufficient cash flow from operations in excess of the amount necessary to maintain operations at their current levels as well as pay costs associated with going and staying public, we may have to raise additional capital to finance activities desired to support the implementation of our business plan at the maximum optimal level.  Any such financing could be difficult to obtain or only available on unattractive terms and could result in significant dilution of stockholders’ interests.  Failure to secure any necessary financing in a timely manner and on favorable terms could hinder our delay our desired activities to support the implementation of our business plan at the maximum optimal level.

4 .
In connection with this secondary offering by non-affiliated shareholders only, the Company is entitled to rely on Rule 415(a)(1)(i) and conclude that this transaction is not being conducted by or on behalf of the issuer.  We do not believe this is an issue with respect to this filing.

The issue of purchasing with an intent to distribute is a facts and circumstances issue.  In this case, other facts and circumstances do not support the proposition that there was a purchase with intent to distribute by the Selling Stockholders.  The Selling Stockholders were effectively  granted immediate registration rights in connection with the Regulation S offering identified in the Selling Stockholder section of the Registration Statement and Part II – Recent Sales of Unregistered Securities.  This was done for several reasons, unrelated to any intent to distribute, as follows:

	●	The Company believed that granting immediate registration rights would facilitate a successful Regulation S offering.
	●	The Company wanted to remove for the Selling Stockholders the cost and paperwork burden of compliance with Rule 144, including the necessity of securing and paying for legal opinions required by all Transfer Agents, if and when a Selling Stockholder wanted to resell their securities in the future.
	●	The Company believed that when if filed an application for qualification of securities for quotation on the OTCBB, FINRA would more easily process the 211 application submitted by a Market Maker if the securities that were the subject of the 211 application were the subject of a Registration Statement ultimately declared effective by the SEC rather than just the subject of a Regulation S offering.

The sellers are not in the business of underwriting securities.  There are no agreements or understandings to resell shares with or among any Selling Shareholder in that no Selling Shareholder has indicated to the Company that they currently intend to sell their shares even when this registration statement is declared effective.  The Company continues to believe that all investors had an intention to hold their shares for at least six months at the time of the placement.  The Company believes that no person who is a selling shareholder in this registration statement has ever been a selling shareholder in any other registration statement filed with the SEC.

We also note that there is no integration of a Regulation S offering and a Registration Statement filed immediately upon conclusion of a Regulation S offering as Regulation S offerings are not subject to Section 5 of the 1933 Act.

We are aware that in the past the staff has taken the position that the registration for resale of a significant amount of securities by officers, directors and/or affiliates of an issuer constitutes an indirect public offering by an issuer.  This is not the case in this filing.  No Selling Stockholders are officers, directors or affiliates of the Company.

We are also aware of the staff’s position several years ago in connection with what were called Alternative Public Offerings that the registration for resale of a large block of stock by a limited number of investors immediately following their acquisition of securities in a financing transaction could constitute an indirect public offering.  Ultimately the staff issued informal guidelines indicating that as long as the amount of securities registered at one time was less than one-third of the float, the offering would not be deemed an indirect public offering.  Although our case is not directly on point because there is no float, this position of the staff is significant in that percentages of issued and outstanding stock registered by Selling Stockholders registered by Selling Stockholders in this offering falls is approximately one third of the total issued and outstanding stock of the Company.  Further, counsel has advised us that he has heard from other securities attorneys currently filing APO type registration statements that the staff is no longer imposing these limitations in such offerings.

Based upon the foregoing, under all the circumstances, no seller is acting as a conduit for the Company in this registration statement and this registration statement is not subject to Rule 415 rules and interpretations governing indirect public offerings.

5 .
We have added the following risk factor:

If we need additional financing to support the implement our business plan at the optimum level and do not generate the needed funds from operations, it could delay, discontinue or prevent full implementation of our optimal business plan and we could be forced to reduce or continue to maintain operations at the current levels.

We estimate that we will need up to an additional $150,000 to support the implementation of our business plan at the maximum optimal level as described in the table above.  If we do not generate sufficient cash flow from operations in excess of the amount necessary to maintain operations at their current levels as well as pay costs associated with going and staying public, we may have to raise additional capital to finance activities desired to support the implementation of our business plan at the maximum optimal level.  Any such financing could be difficult to obtain or only available on unattractive terms and could result in significant dilution of stockholders’ interests.  Failure to secure any necessary financing in a timely manner and on favorable terms could hinder our delay our desired activities to support the implementation of our business plan at the maximum optimal level.

6 .
We have revised the risk factor as follows:

There is the risk of personal injuries and accidents in connection with basketball events for which we are hired to perform management and consulting services as well as in connection with our coaching activities, which could subject us to personal injury or other claims and increase our expenses.

There is the risk of personal injuries and accidents in connection with basketball events for which we are hired to perform management and consulting services as well as in connection with our coaching activities, which could subject us to personal injury or other claims and increase our expenses.  Personal injuries and accidents may occur from time to time in connection with these planned activities which could subject us to claims and liabilities for personal injuries, reducing operating income.  Although we maintain insurance polices that provide coverage within limits that are sufficient, in management’s judgment, There can be no assurance that our insurance will be adequate at all times and in all circumstances to protect us from material financial loss for personal injuries sustained by persons who attend these events or who we coach in the ordinary course of business.

7 .	We have deleted this Risk Factor.
8 .
We have revised Forward Looking Statements as follows:

Some of the statements in this prospectus are “forward-looking statements.”  These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.  These factors include, among others, the factors set forth above under “Risk Factors.”  The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements.  We caution you not to place undue reliance on these forward-looking statements.  We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. Notwithstanding the foregoing, we will update or revise our disclosure as required by law.  In addition, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer and as an issuer of penny stocks.  Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

9 .
Please be advised that the staff of the Division had advised our counsel in a Selling Stockholder filing for another issuer that it was inappropriate to have the selling price in the registration statement be the same as the selling price in the private placement.  We assumed that was the position of the Division instead of the position of the reviewer of that filing.  Accordingly, we have reduced the price in the registration statement to $.02.

10 .	None of the selling shareholders are related.
11 .	We have added this disclosure at the end of each paragraph of the management biographies in this section.
12 .	See response to Comment 3 above. This information has been added to MD&A.
13 .	Disclosure has been expanded to include greater detail regarding revenue recognition in our various revenue streams.
14 .
The Company has no continuing obligation after performance of the initial service. If there are status checks or answering questions, these are done at the end of the consulting period at that time. If there is more consulting to do that goes above this, the Company will start a new consult for that  individual/coach/program.  All of this will be laid out initially in negotiations.

15 .
The following activities discussed on page 21 had taken place as of the date of the financial statements. The financials have been revised to include costs paid by the Company’s stockholder associated with revenues earned during the financial statement period.

Kentucky Basketball Evaluation Camp for invitation to a National Exposure Camp  -      $187
Connecticut evaluation camp for future invitational exposure camp                            -      $615

16 .
We have revised this entire section to address our actual results since we commenced operations and our intentions in the next 12 months to clarify this issue both in this section and elsewhere in the filing.

17 .
We have revised disclosure in MD&A and added disclosure in Certain Transactions, as follows:

On April 1, 2012, we entered into a Funding Agreement with Dave Taylor, our president and Director to provide operational and going and staying public funding for us in such amounts as are required to meet these needs until we generate sufficient cash flow to fund these operations.  Amounts advanced under the Funding Agreement are non-interest bearing and due upon demand.  There is no limit on the amount of funding which must be provided under the Agreement, and Mr. Taylor agrees to provide all needed Funding.  Mr. Taylor has further represents that he has sufficient liquid assets to meet all of funding obligations under the Agreement.  As of June 30, 2012, $802 has been advanced under this Agreement.

18 .	We have identified Glendale Securities as the Market Maker.
19 .	Counsel’s revised opinion clarifying the corporate records, certificates and other documents that counsel examined in rendering his opinion if filed as Exhibit 5-1.